UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32395
CONOCOPHILLIPS SAVINGS PLAN
(Full title of the Plan)
ConocoPhillips
(Name of issuer of securities)

600 North Dairy Ashford
Houston, Texas	77079
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.
(b) Exhibits
Exhibit 23 Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS SAVINGS PLAN
/s/ F. M. Vallejo
F. M. Vallejo
Plan Financial Administrator

June 21, 2011

Index To Financial Statements And Schedule	ConocoPhillips Savings Plan

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	23

Exhibit Index	27

Report of Independent Registered Public Accounting Firm
The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan
We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG LLP
ERNST & YOUNG LLP

Houston, Texas
June 21, 2011

Statements of Net Assets Available for Benefits	ConocoPhillips Savings Plan

	Thousands of Dollars
At December 31	2010	2009
Assets
Investments
Plan interest in Master Trusts:
Stable Value Fund	$1,996,720	$1,913,133
ConocoPhillips Stock Fund	—	2,255,554
DuPont Stock Fund	—	65,568

Total Interest in Master Trusts	1,996,720	4,234,255

Common Stock
ConocoPhillips Stock Fund	2,980,137	—
Leveraged Stock Fund	1,068,398	799,256
Loan 2 Suspense	230,571	273,984
DuPont Stock Fund	89,651	—

Total Common Stock	4,368,757	1,073,240

Mutal Funds	3,044,917	2,710,399

Total Investments	9,410,394	8,017,894
Notes receivable from participants	105,910	96,042

Total assets	9,516,304	8,113,936

Liabilities
Securities acquisition loans	63,750	102,950
Interest payable	87	145

Total liabilities	63,837	103,095

Net assets reflecting investments at fair value	9,452,467	8,010,841
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(86,687)	(50,805)

Net assets available for benefits	$9,365,780	$7,960,036

See Notes to Financial Statements.

Statement of Changes In Net Assets Available for Benefits	ConocoPhillips Savings Plan

Thousands
Year Ended December 31, 2010	of Dollars
Additions
Company contributions
Company matching — cash	$24,200
Basic allocation — stock	103,371
Active employee deposits	210,190
Rollovers	62,790

Total contributions	400,551

Investment income
Dividends and interest	202,083
Plan interest in Stable Value Fund Master Trust	74,619
Net appreciation in fair value of investments	1,389,889

Total investment income	1,666,591

Interest income on notes receivable from participants	4,596
Other additions	280

Total additions	2,072,018

Deductions
Distributions to participants or their beneficiaries	663,603
Interest expense	1,816
Administrative expenses	763
Other deductions	92

Total deductions	666,274

Net Increase	1,405,744

Net assets available for benefits
Beginning of year	7,960,036

End of year	$9,365,780

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Savings Plan
Note 1—Plan Description
The following description of the ConocoPhillips Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution, 401(k) profit sharing plan which includes a Thrift Feature and a Stock Savings Feature. The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
Generally, active employees of ConocoPhillips Company (Company or COP) and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.
Thrift Feature
An active employee may deposit between 1% and 75% of pay, as defined in the Plan document (Pay), on a Roth 401 (k) basis, before-tax basis, an after-tax basis, or in any combination thereof. The Company contributes $1 for each $1 deposited by the active employee participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.
Active employees are eligible to make catch-up deposits to the Thrift Feature beginning in the year they attain age 50.
Stock Savings Feature (SSF)
An active employee may deposit 1% of pay on a Roth 401 (k) basis, before-tax basis, or after-tax basis. SSF deposits are invested in the ConocoPhillips Stock Fund. The ConocoPhillips Stock Fund was held in and reported by a master trust at December 31, 2009. Following close of business on December 31, 2009, this investment was effectively transferred from the master trust to the Plan, since the Plan owned 100% of the investment. (See Note 10). Based on the SSF deposits made by an active employee, participants in the SSF receive semiannual (basic) allocations of ConocoPhillips common stock (Company Stock) as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the active employee’s SSF deposits to all participant SSF deposits for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan document; however, such an allocation is rare and was not required in 2010.
Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the Leveraged Stock Fund

are invested solely in Company Stock and have the same fair value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share. The ConocoPhillips Stock Fund contains shares of Company Stock purchased with active employee deposits, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF deposits and Company allocations be exchanged from the ConocoPhillips Stock Fund and the Leveraged Stock Fund into other investment funds at any time.
The number of shares allocated on each semiannual allocation date is determined by the Plan document. In 2010, there were 7,924 shares allocated for each 100 eligible employees. Shares used for the semiannual allocation came from financed shares and shares held by ConocoPhillips in the Compensation and Benefits Trust (CBT). In 2010, the Company used the CBT to contribute 1,776,873 shares of stock to the Plan. The fair value of the CBT shares was approximately $103 million, and these shares were invested in the ConocoPhillips Stock Fund.
The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants’ accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $30.8 million in dividends on allocated shares to make loan payments and allocated 570,534 shares in dividend replacement allocations to participants’ accounts in 2010. The fair value of the allocated dividend replacement shares was approximately $30.8 million, and these shares were invested in the Leveraged Stock Fund.
The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.
Participant Accounts
Each participant’s account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.
Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights
As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. Active employee participants on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares based on their proportionate share of total non-directed and unallocated shares.
Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.
Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.
Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.
Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.
Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.
Dividend Pass Through
A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.
Forms of Payment
Generally, distributions from participant accounts invested in Company Stock and the DuPont Stock Fund can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.
Participant Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements
The trust agreement with Vanguard provides for the administration of certain assets in the Plan.
There is one master trust agreement in effect at December 31, 2010. The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts and short-term investments. The trustee is State Street Bank and Trust Company.
For December 31, 2009 reporting, the ConocoPhillips Stock Fund Master Trust Agreement provided for the administration of the ConocoPhillips Stock Fund, and the DuPont Stock Master Trust Agreement provided for the administration of the DuPont Stock Fund. The trustee of these two master trusts was Vanguard. The investments of the trusts effectively became assets of the Plan after close of business on December 31, 2009, as the Plan was the only participating plan in these master trusts, it owned 100% of the assets.
Administration
The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company, collectively referred to as the Plan Administrators. Members of the Committee are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.
Note 2—Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.
The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 10); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits. Since the Plan had no transfers between Levels, adoption of ASU 2010-06 did not result in any additional disclosures related to fair value measurements.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Subsequent Events
The Plan’s financial statements have been evaluated for subsequent events. There were no subsequent events requiring adjustment to or disclosure in the financial statements.
Note 3—Securities Acquisition Loans
The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 28,673,836 and 28,318,584 shares of Company Stock, respectively, utilizing the bank borrowings. The financed shares are held in a suspense account (currently Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan.
Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.
Upon allocation to participant accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 1,408,575 Loan 2 suspense shares in 2010 for semiannual allocations to participant accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $83 million. At December 31, 2010 and 2009, the fair value of unallocated shares was $231 million and $274 million, respectively. See Note 6 for a list of other unallocated assets.
Loan 2 was refinanced on September 8, 2009, and extends to December 5, 2015. Loan 2 prepayments totaled $39.2 million in 2010. Due to loan prepayments, including $22.5 million during 2011, the first required payment is currently scheduled to be in 2015. The outstanding balance of Loan 2 was $64 million and $103 million at December 31, 2010 and 2009, respectively. The carrying value of Loan 2 approximates fair value as it provides for variable interest rates adjusted quarterly. The rates were 2.06% (LIBOR rate plus 1.75%) and 2.01% (LIBOR rate plus 1.75%) at December 31, 2010 and 2009, respectively.
Loan 2 is guaranteed by ConocoPhillips and ConocoPhillips Company and is being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends.
Under Loan 2, any participating bank in the syndicate of lenders may cease to participate on December 5, 2012, by giving not less than 180 days’ prior notice to the Plan and the Company. If the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days’ notice, each bank participating in Loan 2 has the optional right to terminate its participation in the loan. Under the above conditions, such banks’ rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips’ choice.

Note 4—Investments
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and a short-term investment fund (STIF). The investment contracts are backed by fixed income instruments and units of common collective trusts (CCT’s). The STIF is valued at amortized cost, which approximates fair value. (See Note 10 on Master Trusts for more detail on the SVF including the fair value computation techniques and inputs.)
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Net Appreciation
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Thousands
of Dollars
Common Stock
ConocoPhillips Stock Fund	$1,084,371
DuPont Common Stock Fund	30,324
Mutual funds	275,194

Net appreciation in fair value of investments	$1,389,889

Note 5—Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurements and Disclosures, (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value. (See Note 10 for the fair value hierarchy for the master trust investments):

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Balanced Funds	$519,193	$—	$—	$519,193
Bond Funds	452,386	—	—	452,386
Domestic Stock Funds	1,481,601	—	—	1,481,601
International Stock Funds	344,899	—	—	344,899
Short Term Reserves	246,730	—	—	246,730
Vanguard Prime MM — Loan 2	108	—	—	108

Total Mutual Funds	3,044,917	—	—	3,044,917

Common Stock:
ConocoPhillips Stock Fund	2,980,137	—	—	2,980,137
Leverage Stock Fund	1,068,398	—	—	1,068,398
Loan II Suspense	230,571			230,571
DuPont Stock	89,651	—	—	89,651

Total Common Stock	4,368,757	—	—	4,368,757

Total investment assets at fair value	$7,413,674	$—	$—	$7,413,674

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Balanced Funds	$423,810	$—	$—	$423,810
Bond Funds	403,008	—	—	403,008
Domestic Stock Funds	1,290,928	—	—	1,290,928
International Stock Funds	334,671	—	—	334,671
Short Term Reserves	257,873	—	—	257,873
Vanguard Prime MM — Loan 2	109	—	—	109

Total Mutual Funds	2,710,399	—	—	2,710,399

Common Stock:
Leverage Stock Fund	799,256	—	—	799,256
Loan II Suspense	273,984			273,984

Total Common Stock	1,073,240	—	—	1,073,240

Total investment assets at fair value	$3,783,639	$—	$—	$3,783,639

Note 6—Employee Stock Ownership Plan (ESOP)
All Company Stock (either held in the ConocoPhillips Stock Fund Master Trust at December 31, 2009, or held by the Plan at December 31, 2010) held in the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund, Leveraged Stock Fund, Loan 2 Suspense shares and money market fund (Vanguard Prime Money Market — Loan 2, or Vanguard Prime MM Loan 2), and any released shares pending allocation. The Loan 2 Suspense shares and the related money market fund are the only non-participant-directed investments in the Plan, and the only assets in the Plan not allocated to participant accounts (unallocated assets).

Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

	Thousands of Dollars
	December 31, 2010			December 31, 2009
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets
COP Stock ESOP - COP Stock Fund	$2,980,137	$—	$2,980,137	$2,255,554	$—	$2,255,554
Leveraged Stock	1,068,398	—	1,068,398	799,256	—	799,256
Loan 2 Suspense	—	230,571	230,571	—	273,984	273,984
Vanguard Prime MM Loan 2	—	108	108	—	109	109

Total assets	4,048,535	230,679	4,279,214	3,054,810	274,093	3,328,903

Liabilities
Securities loan	—	63,750	63,750	—	102,950	102,950
Interest payable	—	87	87	—	145	145

Total liabilities	—	63,837	63,837	—	103,095	103,095

Net assets available for benefits	$4,048,535	$166,842	$4,215,377	$3,054,810	$170,998	$3,225,808

Changes in net assets during the year ended December 31, 2010:

	Thousands of Dollars
	Allocated	Unallocated	Total

Company matching — cash	$9,006	$—	$9,006
Basic allocation — stock	103,371	—	103,371
Active employee deposits	90,327	—	90,327
Allocation of 1,408,575 shares of ConocoPhillips common stock, at fair value	83,280	—	83,280
Dividends and interest	126,552	10,314	136,866
Other additions	2	—	2
Net appreciation in fair value of common stock	1,013,745	70,626	1,084,371

Total additions	1,426,283	80,940	1,507,223

Distributions	259,623	—	259,623
Allocation of 1,408,575 shares of ConocoPhillips common stock, at fair value	—	83,280	83,280
Interest expense	—	1,816	1,816
Administrative expense	654	—	654

Total deductions	260,277	85,096	345,373

Interfund and source transfers	(172,281)	—	(172,281)

Net increase (decrease)	993,725	(4,156)	989,569
Net assets available for benefits
Beginning of year	3,054,810	170,998	3,225,808

End of year	$4,048,535	$166,842	$4,215,377

Note 7—Tax Status
The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Note 8—Related-Party Transactions
A large portion of the Plan’s assets is invested in Company Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.
Note 9—Plan Termination
In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. The unallocated shares that had been acquired by the proceeds to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.
Note 10—Master Trusts
At December 31, 2009, three investment options of the Plan were held in master trusts. These investment options included the SVF, the ConocoPhillips Stock Fund, and the DuPont Stock Fund. The Plan owned 100% of the assets in the master trusts at December 31, 2009, as the other qualified retirement plan that participated in these master trusts was merged into the Plan during 2009. The Company determined it was no longer necessary to maintain two of the investment options in their respective master trusts, and, therefore, the investments of the ConocoPhillips Stock Fund Master Trust and the DuPont Stock Fund Master Trust became assets of the Plan after close of business on December 31, 2009. Underlying assets of these two master trusts became Plan assets for Plan Year 2010 reporting.

Stable Value Fund
The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2010 and 2009. The SVF consists of synthetic investment contracts (SYNs) and a STIF. The STIF seeks to provide safety of principal and daily liquidity by investing in high quality money market instruments that include but are not limited to certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.
Key factors influencing future interest crediting rates for a wrapper contract include:
•	the level of market interest rates

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	the investment returns generated by the fixed income investments that back the wrapper contract, and

•	the duration of the underlying investments backing the wrapper contract.
While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

The SVF values as of December 31, 2010 and 2009, were as follows:

	Thousands of Dollars
December 31	2010	2009

SVF, at fair value
Short-term investment fund	$36,716	$24,501
SYNs:
CCTs	1,952,947	1,882,003
Short-term investments	145	378
U.S. Treasury notes	5,552	5,295
Wrapper contracts	1,360	956

Total assets	1,996,720	1,913,133
Total liabilities	—	—

Net assets reflecting investments at fair value	1,996,720	1,913,133
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(86,687)	(50,805)

Net assets	$1,910,033	$1,862,328

Ratio of year-end market value yield to investments, at fair value	2.34%	3.18%

Ratio of year-end crediting rate to investments, at fair value	3.90%	4.12%
The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of such trust. These CCTs are designed to be high quality fixed income portfolios appropriate for a conservative, moderate duration investment option. The CCTs invest in fixed income securities including but not limited to government-issued securities, mortgages, corporate bonds, structured securities including but not limited to asset-backed securities and mortgage-backed securities, and other CCTs that invest in fixed income securities. The CCTs may invest in derivatives, including but not limited to futures, options, forwards, swaps and mortgage derivatives. While it is intended for participating plans to generally receive liquidity from these CCTs in one to three business days, there are both market conditions and withdrawal sizes (as determined by the Trustee of the CCTs) that may extend this period. Withdrawals from the CCTs may be made upon at least ten business days advance written notice to the Trustee or such lesser period to which the Trustee may agree. Any withdrawal shall be valued as of the close of business on the day of or the day next succeeding the expiration of the notice period (the “Valuation Date”) and shall be effected within sixty days following such Valuation Date or such other time as may be agreed to by the Trustee and the plan sponsor, provided that such withdrawal my be delayed if the Trustee determines that it cannot reasonably make such distribution on account of any order, directive or legal impediment by an official or agency of any government or any other cause reasonably beyond its control.
The STIF is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.
The significant components of the changes in net assets relating to the SVF are as follows:

Thousands
of Dollars
Year Ended December 31, 2010
Contributions	$60,943
Interest income (net)	74,619
Interfund transfers in	239,821
Distributions	(172,227)
Participant loans	(4,242)
Other additions	3
Other deductions	(12)
Interfund transfers out	(151,200)

Net increase	47,705
Beginning of year	1,862,328

End of year	$1,910,033

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common Collective Trusts:
Multi-Mgr A or Better Interm.	$—	$7,690	$—	$7,690
Multi-Mgr Interm.	—	711,360	—	711,360
Multi-Mgr Core Fixed Income	—	303,396	—	303,396
Short term bond	—	930,501	—	930,501

Total Common Collective Trusts	—	1,952,947	—	1,952,947

Short-term investment fund	—	$36,861	—	$36,861
U.S. Treasury notes	5,552	—	—	5,552
Wrapper contracts	—	—	1,360	1,360

Total SVF Master Trust investment assets at fair value	$5,552	$1,989,808	$1,360	$1,996,720

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common Collective Trusts:
Multi-Mgr A or Better Interm.	$—	$18,448	$—	$18,448
Multi-Mgr Interm.	—	678,381	—	678,381
Multi-Mgr Core Fixed Income	—	293,565	—	293,565
Short term bond	—	891,609	—	891,609

Total Common Collective Trusts	—	1,882,003	—	1,882,003

Short-term investment fund	—	$24,879	—	$24,879
U.S. Treasury notes	5,295	—	—	5,295
Wrapper contracts	—	—	956	956

Total SVF Master Trust investment assets at fair value	$5,295	$1,906,882	$956	$1,913,133

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the SVF Master Trust’s level 3 investment assets for the year ended December 31, 2010:

Thousands of Dollars
Wrapper contracts
Balance, beginning of year	$956
Unrealized gains	404

Balance, end of year	$1,360

ConocoPhillips Stock Fund
The ConocoPhillips Stock Fund was comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan’s share of ConocoPhillips Stock Fund Master Trust net assets was 100% as of December 31, 2009. As noted above, the investments held within the ConocoPhillips Stock Fund Master Trust were effectively transferred to the Plan following close of business on December 31, 2009.
The ConocoPhillips Stock Fund values as of December 31, 2010, and December 31, 2009, were as follows:

	Thousands of Dollars
At December 31	2010	2009

ConocoPhillips Stock Fund*	$—	$2,255,554

*	Amounts classified as Level 1 within the fair value hierarchy.
DuPont Stock Fund
The DuPont Stock Fund was comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. The Plan’s share of DuPont Stock Fund Master Trust net assets was 100% as of December 31, 2009. As noted above, the investments held within the DuPont Stock Fund Master Trust were effectively transferred to the Plan following the close of business on December 31, 2009.
The DuPont Stock Fund values as of December 31, 2010, and December 31, 2009, were as follows:

	Thousands of Dollars
At December 31	2010	2009

DuPont Stock Fund*	$—	$65,568

*	Amounts classified as Level 1 within the fair value hierarchy.
Note 11—Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2010	2009

Net assets available for benefits as reported in the financial statements	$9,365,780	$7,960,036
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	86,687	50,805

Net assets available for benefits as reported in the Form 5500	$9,452,467	$8,010,841

The following is a reconciliation of net increase for the year ended December 31, 2010, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands
of Dollars
Year Ended December 31, 2010
Net increase as reported in the financial statements	$1,405,744
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2010	86,687
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2009	(50,805)

Net income as reported in the Form 5500	$1,441,626

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2010

(a)(b)
Identity of issue
borrower, lessor	(c)	Thousands of Dollars
Current	Description of investment including	(d)
or similar party	maturity date, rate of interest,	Historical
Value	collateral, par or maturity value	Cost	(e)
* ConocoPhillips	15,688,664 shares, Leveraged Stock Fund	$ * *	$1,068,398
* ConocoPhillips	3,385,778 shares, Loan 2 Suspense	47,824	230,571
* ConocoPhillips	43,761,183 shares, Common Stock Fund	* *	2,980,137
DuPont	1,797,339 shares, Stock Fund	* *	89,651
Fidelity Investments	1,946,279 units, Fidelity Low-Priced Stock Fund	* *	74,698
Fidelity Investments	1,177,363 units, Fidelity Magellan Fund	* *	84,382
PIMCO Funds	10,950,791 units, PIMCO Total Return Fund — Administrative Class	* *	118,816
* The Vanguard Group	2,294,860 units, Vanguard Balanced Index Fund Inst	* *	49,064
	803,969 units, Vanguard Asset Allocation Fund	* *	19,657
	8,738,627 units, Vanguard Infla-Protected Sec Inst	* *	90,882
	1,168,611 units, Vanguard Explorer Fund Inv	* *	85,192
	2,936,630 units, Vanguard Vanguard Inst Index Fund	* *	337,742

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2010

(a)(b)
Identity of issue
borrower, lessor	(c)	Thousands of Dollars
Current	Description of investment including	(d)
or similar party	maturity date, rate of interest,	Historical
Value	collateral, par or maturity value	Cost	(e)
*The Vanguard Group	5,590,487 units, Vanguard International Growth Fund	* *	114,889
	246,730 units, Vanguard Prime MM Inst	* *	246,730
	3,751,254 units, Vanguard International Value Fund	* *	120,640
	16,994,470 units, Vanguard Vanguard Total Bond Idx Inst	* *	180,141
	5,650,160 units, Vanguard Long-Term Treasury Fund	* *	62,547
	5,426,039 units, Vanguard Mid-Cap Index Fund Ins	* *	110,474
	2,119,084 units, Vanguard Morgan Growth Fund	* *	38,207
	6,939,687 units, Vanguard Total Int’l Stock Idx	* *	109,369
	3,841,707 units, Vanguard PRIMECAP Fund	* *	252,784
	4,700,187 units, Vanguard Small-Cap Growth Idx Ins	* *	103,216
	4,841,453 units, Vanguard Small-Cap Value Idx Ins	* *	77,657

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2010

(a)(b)
Identity of issue	(c)	Thousands of Dollars
borrower, lessor	Description of investment including	(d)
Current	maturity date, rate of interest,	Historical	(e)
or similar party	collateral, par or maturity value	Cost	Value
*The Vanguard Group	2,286,815 units, Vanguard Total Stock Market Idx Inst	* *	72,195
	1,505,650 units, Vanguard Extended Mkt Index Inst	* *	62,138
	1,551,994 units, Vanguard Value Index Fund Inst	* *	32,266
	895,702 units, Vanguard Growth Index Fund Ins	* *	28,304
	4,762,092 units, Vanguard Wellington Fund	* *	148,101
	4,766,119 units, Vanguard Windsor II Fund	* *	122,346
	782,523 units, Vanguard Target Retirement 2005	* *	9,179
	1,031,815 units, Vanguard Target Retirement 2010	* *	23,020
	4,495,886 units, Vanguard Target Retirement 2015	* *	55,839
	3,292,827 units, Vanguard Target Retirement 2020	* *	72,772
	4,152,450 units, Vanguard Target Retirement 2025	* *	52,404

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2010

(a)(b)
Identity of issue
borrower, lessor	(c)	Thousands of Dollars
Current	Description of investment including	(d)
or similar party	maturity date, rate of interest,	Historical
Value	collateral, par or maturity value	Cost	(e)
*The Vanguard Group	667,284 units, Vanguard Target Retirement 2045	* *	9,008
	1,165,020 units, Vanguard Target Retirement 2030	* *	25,258
	1,401,864 units, Vanguard Target Retirement 2035	* *	18,350
	263,019 units, Vanguard Target Retirement 2050	* *	5,629
	461,689 units, Vanguard Target Retirement 2040	* *	9,926
	8,107 units, Vanguard Target Retirement 2055	* *	185
	1,844,138 units, Vanguard Target Retirement Income	* *	20,802
* Participants	Loans to Plan participants, Interest rates ranging from 3.25% to 9.5%	—	105,910
* The Vanguard Group	Vanguard Prime Money Market - Loan 2	108	108

			$7,519,584

*	Party-in-interest

* *	Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm